SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

February 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation
Response to SEC Review Comments dated 1/19/2007
Commission file no: 000-27074

Ladies and Gentlemen:

This letter is in response to a letter dated January 19, 2007 to Secure Computing Corporation regarding Secure’s Form 10-Q for the fiscal quarter ended September 30, 2006 and Secure’s Form 8-K filed November 7, 2006 (the “Comment Letter”).

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	With regard to the arrangements for which revenue is recognized in accordance with paragraph 12 of SOP 97-2, that is, the entire arrangement fee is recognized ratably over the service period, we have the following additional comments:

a) Tell us how you allocate revenue for these types of arrangements between products and services for purposes of presentation on the face of the statement of operations and for compliance with Rule 5-03(1) of Regulation S-X.

b) Tell us how you are accounting for the costs associated with these types of arrangements and your basis in GAAP for such accounting treatment.

c) Tell us how you have considered expanding your accounting policy disclosures to include a discussion of these points.

Company Response:

a)	When an entire arrangement is deferred because we have not been able to establish VSOE of fair value on an undelivered element, the deferred revenue value for each element is established as being equal to the value of each element as presented on the customer’s purchase order. Then as the deferred revenue (both delivered and undelivered elements) is recognized as revenue over the term of the service period, the revenue is reported on the face of the statement of operations according to this same allocation. Hardware and software license elements are reported as Product Revenues, while PCS, installations and training are reported as Services Revenues. For example:

A customer places an order for $1,200 of software and $240 of PCS, with a 12 month term.

We are unable to establish VSOE of fair value on the PCS and so we defer the entire arrangement.

$1,200 is assigned to deferred Product Revenue and $240 is assigned to deferred Service Revenue.

$1,200 is then reported as Product Revenues over the service period and $240 is reported as Services Revenue over the service period.

b)	The deferral of costs is not specifically addressed in SOP 97-2, or any other software-specific literature, so we have looked to the SEC Staff’s guidance, at SAB Topic 13A3f, questions 3 and 5, which supports the deferral of incremental costs directly related to revenue that is being deferred, and supports that these deferred costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue. We identify costs (primarily hardware component costs) that are directly associated with Product Revenues that have been deferred and we defer these costs at the time of shipment (at the time incurred), and then recognize them as cost of sales in proportion to the revenue as it is recognized. Costs associated with Service Revenues (primarily technical support personnel costs) are recognized as cost of sales when incurred.

c)	Prospectively we will expand our accounting policy disclosures to include these additional points.

Form 8-K Filed November 7, 2006

2.	Your response to prior comment number 5 indicates that you have excluded the impact that the deferred revenue and VSOE adjustment had on revenue when calculating non-GAAP guidance. In this regard, it appears that you have essentially added back revenue that would have been recorded had the deferred revenue adjustment not been made and VSOE existed for your CipherTrust arrangements. If you intend to adjust your actual results for these items, please explain your basis for these adjustments and explain why you believe these adjustments are consistent with our guidance regarding non-GAAP information. In this regard, we note that these adjustments appear to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining historical performance. Also, please tell us whether the non-GAAP guidance in your earnings release includes or excludes these adjustments. In this regard, we note that your disclosures indicate that the adjustments are included in the non-GAAP guidance and your response indicates that they are excluded.

Company Response: The two non-GAAP adjustments discussed here are not intended to project future results, but rather, represent adjustments to the results of the period being reported. In our “Current Outlook” section of the Form 8-K, filed on 11/7/06, we stated that the Guidance included the negative impact of these two items. In other words, Guidance reflects GAAP accounting. We were trying to make the statement that our Guidance for the upcoming quarter was not adjusted for these two items because we felt it was important that the reader of our financials understood this for purposes of comparing to historical periods. Subsequent to the filing of the Form 8-K referenced here, we have determined that prospectively we will be presenting GAAP revenues along with a non-GAAP revenue measurement in our earnings release statements. And since it appears that the language we used previously was potentially confusing, we will modify our discussion of these items prospectively. Following is an explanation of our basis for these adjustments along with additional disclosures related to the presentation and use of non-GAAP measures.

Fair value adjustment to CipherTrust deferred revenue. Non-GAAP revenues and gross profit include revenues and costs associated with CipherTrust deferred revenue and deferred costs that were excluded from GAAP revenue and gross profit as a result of purchase accounting adjustments to fair value. In our non-GAAP measures we will include these revenues and costs because we believe they are most reflective of our ongoing operating results and are useful for comparisons to historical operating performance. We further believe the impact of these purchase accounting adjustments will become immaterial in the near-term.

VSOE adjustment to CipherTrust product revenue. GAAP revenue and gross profit is negatively impacted by CipherTrust product billings that were deferred because we were unable to establish VSOE of fair value of the undelivered elements that were sold with the product. Non-GAAP revenues and gross profit that will be presented will be adjusted to include revenues and gross profits that would have been reported for the delivered elements, had we been able to establish VSOE of fair value of the undelivered elements that were sold with CipherTrust billings. The value we assign to the delivered elements reflects the value of the delivered elements on the customer’s purchase order. We believe these adjustments are most reflective of our ongoing operations in the current period and are useful for comparisons to historical operating performance. We further believe the impact of this item on our GAAP revenues and gross profit will become immaterial in the near-term.

Our management regularly uses these non-GAAP financial measures internally to understand, manage and evaluate our historical and prospective financial performance and make operating decisions. We believe that presentation of these non-GAAP financial measures is useful to an investors’ ability to evaluate the company’s operating results from management’s perspective and to compare current operating results to historical operating results. Disclosure of these non-GAAP financial measures also facilitates comparisons of our operating performance with the performance of other companies in our industry that supplement their GAAP results with non-GAAP financial measures that are calculated in a similar manner.

Our non-GAAP results are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our historical and prospective financial performance and make operating decisions. Management also believes that these non-GAAP financial measures enhance the investors’ ability to evaluate the company’s operating results and to compare current operating results to historical operating results.

The non-GAAP financial measures that will be provided in our press release may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Items such as fair value adjustments to CipherTrust deferred revenue and VSOE adjustments to CipherTrust product revenue do not generate additional cash and therefore should not be considered in analyzing cash flows. We compensate for these limitations by primarily relying on our GAAP results and only using non-GAAP financial measures supplementally. We also provide detailed reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure in our press releases and we encourage investors to carefully review those reconciliations.

3.	We note your response to prior comment number 6(b) and the proposed disclosures provided. Your proposed disclosures appear overly broad and do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors. Similarly, you do not appear to have disclosed the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations. Please provide us with proposed disclosures that fully address the concerns raised in prior comment 6(b) in the event that you intend to present non-GAAP information in the future. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Company Response:

Prospectively, we intend to present all non-GAAP measurements in the format presented below, along with the additional disclosures provided below. The following information represents the presentation of our non-GAAP measures as presented in our Form 8-K filed on 2/6/07, for the three and twelve months ended 12/31/06. The type of non-GAAP measures presented here are consistent with those presented in the Form 8-K filed on 11/7/06.

Reconciliation of Consolidated GAAP Financial Measures to Non-GAAP Financial Measures

			Three Months Ended December 31,		Twelve Months Ended December 31,
			2006	2005	2006	2005
NET REVENUES:
GAAP net revenues			$51,586	$30,234	$176,697	$109,175
Fair value adjustment to CipherTrust deferred revenue	(A	)	3,798	—	5,187	—
VSOE adjustment to CipherTrust product revenue	(B	)	7,793	—	11,342	—

Non-GAAP net revenues			$63,177	$30,234	$193,226	$109,175

GROSS PROFIT:
GAAP gross profit			$36,069	$22,737	$127,539	$87,126
Fair value adjustment to CipherTrust deferred revenue	(A	)	2,659	—	3,700	—
VSOE adjustment to CipherTrust product revenue	(B	)	5,455	—	8,110	—
Stock-based compensation	(C	)	223	—	923	—
Amortization of acquired intangible assets	(D	)	2,837	—	5,862	—

Non-GAAP gross profit			$47,243	$22,737	$146,134	$87,126

OPERATING EXPENSES:
GAAP operating expenses			$45,554	$16,657	$145,312	$66,775
Stock-based compensation	(C	)	(3,314)	—	(9,633)	—
Amortization of acquired intangible assets	(D	)	(3,636)	(101)	(10,626)	(496)
One-time expenses and write-offs	(E	)	—	—	(2,575)	—
Litigation settlement	(F	)	—	—	(2,500)	—

Non-GAAP operating expenses			$38,604	$16,556	$119,978	$66,279

OPERATING (LOSS)/INCOME:
GAAP operating (loss)/income			$(9,485)	$6,080	$(17,773)	$20,351
Fair value adjustment to CipherTrust deferred revenue	(A	)	2,659	—	3,700	—
VSOE adjustment to CipherTrust product revenue	(B	)	5,455	—	8,110	—
Stock-based compensation	(C	)	3,537	—	10,556	—
Amortization of acquired intangible assets	(D	)	6,473	101	16,488	496
One-time expenses and write-offs	(E	)	—	—	2,575	—
Litigation settlement	(F	)	—	—	2,500	—

Non-GAAP operating income			$8,639	$6,181	$26,156	$20,847

NET (LOSS)/INCOME:
GAAP net (loss)/income			$(27,423)	$6,574	$(27,398)	$21,374
Fair value adjustment to CipherTrust deferred revenue	(A	)	2,659	—	3,700	—
VSOE adjustment to CipherTrust product revenue	(B	)	5,455	—	8,110	—
Stock-based compensation	(C	)	3,537	—	10,556	—
Amortization of acquired intangible assets	(D	)	6,473	101	16,488	496
One-time expenses and write-offs	(E	)	—	—	2,575	—
Litigation settlement	(F	)	—	—	2,500	—
Non-cash tax expense	(G	)	14,579	—	8,184	—

Non-GAAP net income			$5,280	$6,675	$24,715	$21,870

WEIGHTED AVERAGE SHARES OUTSTANDING:
Weighted average shares outstanding – basic			64,594	36,876	57,010	36,338
Common stock equivalents	(H	)	1,145	1,852	1,119	1,371
Preferred stock as-if converted to common stock	(I	)	5,764	—	5,551	—

Shares used to compute net income per share – diluted			71,503	38,728	63,680	37,709

Non-GAAP net income per share—diluted	(J	)	$0.07	$0.17	$0.39	$0.58

Our management regularly uses these non-GAAP financial measures internally to understand, manage and evaluate our historical and prospective financial performance and make operating decisions. We believe that presentation of the non-GAAP financial measures presented above is useful to an investors’ ability to evaluate the company’s operating results from management’s perspective and to compare current operating results to historical operating results. Disclosure of these non-GAAP financial measures also facilitates comparisons of our operating performance with the performance of other companies in our industry that supplement their GAAP results with non-GAAP financial measures that are calculated in a similar manner. Our management adjusts for each of the items noted above, for the reasons described below.

(A) Fair value adjustment to CipherTrust deferred revenue. Non-GAAP revenues and gross profit include revenues and costs associated with CipherTrust deferred revenue and deferred costs that were excluded from GAAP revenue and gross profit as a result of purchase accounting adjustments to fair value. In our non-GAAP measures we have included these revenues and costs because we believe they are most reflective of our ongoing operating results and are useful for comparisons to historical operating performance. We further believe the impact of these purchase accounting adjustments will become immaterial in the near-term.

(B) VSOE adjustment to CipherTrust product revenue. GAAP revenue and gross profit is negatively impacted by CipherTrust product billings that were deferred because we were unable to establish VSOE of fair value of the undelivered elements that were sold with the product. Non-GAAP revenues and gross profit presented above have been adjusted to include revenues and gross profits that would have been reported, had we been able to establish VSOE of fair value of the undelivered elements that were sold with CipherTrust product billings. We believe these adjustments are most reflective of our ongoing operations in the current period and are useful for comparisons to historical operating performance. We further believe the impact of this item on our GAAP revenues and gross profit will become immaterial in the near-term.

(C) Stock-based compensation. Consists of expenses for employee stock options, restricted stock units, and employee stock purchase plan determined in accordance with SFAS 123(R), which was effective for Secure as of January 1, 2006. We exclude these stock-based compensation expenses when we review our operating performance because they represent compensation expense in the form of equity, rather than cash, and are not indicative of how we view our historical and prospective operational performance. Further, we believe it is useful to investors to understand the impact of the application of SFAS 123(R) to our results of operations. For the three and twelve months ended December 31, 2006 and 2005, stock-based compensation was allocated as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Cost of revenues	$223	$—	$923	$—
Selling and marketing	1,927	—	5,255	—
Research and development	917	—	2,542	—
General and administrative	470	—	1,836	—

Total stock-based compensation expense	$3,537	$—	$10,556	$—

(D) Amortization of acquired intangible assets. The amounts recorded as amortization of acquired intangible assets arise from prior acquisitions and are non-cash in nature. We exclude these expenses when we review our operating performance because we believe that although these assets contribute to our revenue generating activites, they are inconsistent in amount and frequency and are impacted by the timing and magnitude of our acquisitions. Further, they are not indicative of how we view our operating performance in the period incurred and in comparison to historical and prospective periods. For the three and twelve months ended December 31, 2006 and 2005, amortization of intangibles was allocated as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Cost of revenues	$2,837	$—	$5,862	$—
Operating expenses	3,636	101	10,626	496

Total amortization of acquired intangible assets	$6,473	$101	$16,488	$496

(E) One-time expenses and write-offs. These amounts arise from severance due to acquisition related restructurings, duplicate and one-time integration costs, facility move costs, and the write-off of an asset that was deemed to be fully impaired as a result of our recent acquisition of CipherTrust. We exclude these expenses because we believe they are not reflective of how we view our operating performance in the period incurred, are not recurring in nature and are not meaningful in evaluating our operating performance in comparison to historical operating performance. For the three and twelve months ended December 31, 2006 and 2005, one-time expenses and write-offs were allocated as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Selling and marketing	—	—	$1,742	—
Research and development	—	—	180	—
General and administrative	—	—	653	—

Total one-time expenses and write-offs	$—	$—	$2,575	$—

(F) Litigation settlement. This amount represents the settlement of litigation brought by the landlord of our former Concord, CA office. We exclude this expense in our non-GAAP operating results because we believe it is not reflective of how we view our operating performance in the period incurred and is not recurring in nature.

(G) Non-cash tax expense. These amounts represent the impact from the utilization of purchased net operating loss carry forwards and an increase in the valuation allowance that has been established against our net deferred tax asset. We exclude these expenses because they are non-cash expenses that we believe are not reflective of how we view our operating performance.

(H) Common stock equivalents. Represents the common stock equivalents of stock options and restricted stock outstanding at the end of the reported period.

(I) Preferred stock as-if converted to common stock. Represents the as-if conversion of outstanding preferred shares to common shares at the end of the reported period.

(J) Non-GAAP net income per share. Excludes the impact of preferred stock accretion and a charge for the beneficial conversion of preferred stock.

Material Limitations Associated with Use of Non-GAAP Financial Measures: The non-GAAP financial measures provided in this press release may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations in relying on these non-GAAP measures are:

•

Items such as fair value adjustments to CipherTrust deferred revenue and VSOE adjustments to CipherTrust product revenue, do not generate additional cash and therefore should not be considered in analyzing cash flows.

•	Items such as one-time expenses and write-offs that are excluded from non-GAAP operating results can have a material impact on cash flows and earnings per share.

•

The adjustments for items such as stock-based compensation, amortization of acquired intangible assets, and tax impact of NOL utilization, though not directly affecting our cash position, do affect earnings per share.

•	Other companies may calculate these non-GAAP measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Compensation for Limitations Associated with Use of Non-GAAP Financial Measures: We compensate for the limitations on our use of non-GAAP financial measures by primarily relying on our GAAP results and using non-GAAP financial measures only supplementally. We also provide detailed reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure within this press release and we encourage investors to carefully review those reconciliations.

Prospectively we will provide disclosure of all non-GAAP measures in the format presented here.

4.	Your proposed Disclosure indicates that you exclude stock-based compensation and the amortization of acquired intangibles because they are non-cash charges. Your disclosure appears to suggest that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income if your intention is to present this as a liquidity measure.

Company Response: It was not our intention that the exclusion of these non-cash items would be used when measuring liquidity. Our intent was to exclude these items to provide useful information for purposes of analyzing operating performance in comparison to historical periods that did not include these items. See our proposed explanation and disclosures as presented in Notes (C) and (D) of our response to your comment #3 above.

5.	Discussion under note (B) of your proposed disclosures indicates that the amortization of acquired intangibles is excluded because these charges are not directly related to the operation of your business. Please explain your basis for this statement. As part of your response, explain why you believe that these costs are not related to the operations of your business when the acquired technology and customer relationships are integral to your revenue generating activities.

Company Response: See our explanation and disclosure as presented in Note (D) of our response to your comment #3 above.

As requested in the Staff’s letter of January 19, 2007, the undersigned acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at 408-979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman, LLP, at 650-324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and
Senior Vice President

cc: Kyle Guse